August 24, 2006

VIA EDGAR and U.P.S.

Tangela S. Richter
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-7010

                  RE: Crimson Exploration Inc.
                  Post-Effective Amendment No. 4 to
                  Form S-1 (File No.  333-116048)

Dear Ms. Richter:

On behalf of Crimson Exploration Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "SEC") Post-Effective Amendment No. 4 to the above-captioned filing, which has been amended in response to comments (restated below) by the Staff of the SEC contained in its letter to the Company dated June 30, 2006.

General

1. Comment: Where comments on one document or section also relate to disclosure in another document or section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. For example, amend the Form 10-Q identified above to comply with any comments on the Form 10-K.

     Response: On July 18, 2006, the Company filed amendments to both its Annual Report on Form 10-K for the year ended December 2005 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (collectively, the "Amendments") to address the Staff's comments below applicable to such Reports.

Post-effective Amendment No. 3 to Registration Statement on Form S-1

Selling Shareholders, page 9

2. Comment: Disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

     Response: We have updated the disclosure in the Registration Statement to indicate that four of the selling shareholders are affiliates of two registered broker-dealers, Petro Capital Securities, LLC and Bathgate Capital Partners. The selling shareholders have confirmed to the Company that they purchased the securities that are being registered in the Registration Statement in the ordinary course of business, and that at the time of purchase of the securities to be resold, such shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

3. Comment: Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

     Response: We have revised the selling shareholder table of the Company's Registration Statement on Form S-1 to disclose, in the footnotes to the table, the natural persons who exercise voting and/or dispositive powers with respect to the common stock to be offered for resale under the Registration Statement by each of the selling shareholders that are not individuals.

Form 10-K for the Fiscal Year Ended December 31, 2005

4. Comment: We note your statement that your certifying officers concluded that "subject to limitations described below, the Company's disclosure controls and procedures offer reasonable assurance that the information required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms adopted by the Securities and Exchange Commission." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please disclose your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

     Further, please disclose, if true, that your certifying officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See
     Exchange Act Rule 13a-15(e). Also disclose this in the Form 10-Q cited above and ensure that this language appears in all future filings.

     Response: The Amendments clarify that, based on their evaluation as of the end of the period covered by the applicable report, the president and chief executive officer and chief financial officer of the Company concluded (1) that the Company's disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, are effective to ensure that information the Company is required to disclose in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) that the Company's disclosure controls and procedures are effective to ensure that information the Company is required to disclose in such reports is accumulated and communicated to management, including the Company's president and chief executive officer and its chief financial officer, as appropriate to allow timely decisions regarding required disclosure. If true, the Company will continue to make similar disclosures in future periodic reports regarding its disclosure controls and procedures.

5. Comment: We note your limitations on the effectiveness of controls, and your statement that "[a] well conceived and operated control system is based in part upon certain assumptions about the likelihood of future events and can provide only reasonable, not absolute, assurance that the objectives of the control systems are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to
     Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

     Response: In the Amendments, we have deleted the reference to the level of assurance of the Company's disclosure controls and procedures.

6. Comment: Please revise to cite to the updated rules that govern disclosure controls and procedures. See Rules 13a-15(e) and 15d-15(e) for additional guidance. Also ensure that you cite the new rules in all future filings.

     Response: In the Amendments, we have revised the relevant disclosure to cite to the updated rules that govern disclosure controls and procedures. The Company will ensure that the new rules are cited in its future filings.

For the Staff's convenience, we are delivering to you overnight five courtesy copies (clean and marked) of Post-Effective Amendment No. 4.

If you have questions on any of the issues addressed above, please contact me at my office telephone number (713) 220-5881 or by fax at (713) 236-0822.

Sincerely,

/s/ Julien R. Smythe
-------------------------
Julien R. Smythe


cc:   E. Joseph Grady, Crimson Exploration Inc.